Exhibit (a)(5)(iii)

The following Stellent, Inc. Employee Stock Options Q&A dated November 20, 2006 was made available to Stellent's employees on November 20, 2006.

Oracle Corporation

Stellent Inc. Employee Stock Options Q&A

November 20, 2006

Q. How will the acquisition of Stellent by Oracle affect my stock options? When will this happen?

A. As you know, Oracle has made an offer to purchase all of the outstanding shares of Stellent for $13.50 per share, which we refer to as the “tender offer”. We expect the tender offer to be followed by a merger in which any shares of Stellent stock not held by Oracle at that time will be canceled in exchange for $13.50 in cash. As a result of the merger, Stellent will no longer be publicly traded and will be a wholly owned subsidiary of Oracle.

In connection with the merger, all outstanding options to purchase Stellent stock (whether vested or unvested) will be converted into options to purchase Oracle stock. No other action will be taken by Stellent or Oracle with respect to your Stellent stock options until the completion of the merger.

As part of the merger, Stellent may transfer to Oracle certain personal information about you and your participation in the stock plans (“data”) to assist Oracle with the implementation, administration and management of the conversion. Recipients of this data may be located in your country or outside your country where the data privacy laws and protections differ. The data will be held only as long as necessary to administer the program and may be viewed by you upon request.

Q: What will be the terms of my converted Oracle options?

A: Each outstanding Stellent option at the time of the merger (whether vested or unvested) will be assumed by Oracle and converted into an option to purchase Oracle common stock based on the “Option Exchange Ratio” described below. The purpose of the Option Exchange Ratio is to maintain substantially the same “spread value” (whether positive or negative) immediately before and after the merger. The “spread value” is the amount by which the price of Stellent stock (at a $13.50 merger price) exceeds (or is exceeded by) the exercise price of your Stellent option, in the aggregate. The Option Exchange Ratio is calculated as follows: $13.50 (representing the merger price for Stellent common stock) divided by the average closing price of Oracle stock over the 5 trading days preceding the merger.

To illustrate, if the average trading price of Oracle stock is $19.18 per share, the Option Exchange Ratio would be 0.7039 ($13.50/ $19.18) . This means that every stock option granted to purchase one Stellent share will be converted into an option to purchase 0.7039 shares of Oracle stock, with the option exercise price adjusted accordingly by dividing the exercise price of your Stellent option by the Option Exchange Ratio.

Oracle Corporation

For example, an option granted to purchase 600 Stellent shares at $10.00 per share will be converted into an option to purchase 422 shares of Oracle stock at $14.21 per share, calculated as follows:

Number of Shares Subject to Oracle Options: 600 shares x .7039 = 422.31 shares (fractional shares rounded down to 422)
Exercise Price for Oracle Options: $10.00 divided by .7039 = $14.207 (price is rounded up to 2 decimal points or $14.21) .

This formula is intended to maintain substantially the same spread value imbedded in your Stellent options. In the example above, the Stellent options had a spread value of $3.50 per share ($13.50 - $10.00), or $2,100.00 in the aggregate. The new Oracle options have an aggregate intrinsic value of $2,097.34 (422 shares times ($19.18 - $14.21)) ..

Unvested options will continue to vest under the same schedule as before the merger, excluding any accelerated vesting under any applicable severance or retention plans.

The actual Option Exchange Ratio will be calculated at the closing of the merger based on the actual Oracle stock price at that time, and so the converted terms of your option may differ from the example set forth above.

Q. What happens with stock options that are “underwater”?

A. Stellent options will be converted to Oracle options using the Option Exchange Ratio described above, regardless of whether the options are “in-the-money” or “underwater”.

Q: What is the tax effect of the conversion of my stock options?

A: Under U.S. federal tax laws, we expect that you will not be subject to tax as a result of the conversion of your Stellent stock options into Oracle stock options.

If you are subject to tax outside the U.S., the conversion of your Stellent stock options into Oracle stock options may be a tax event for which you may owe income tax and social insurance contributions. In addition, to the extent that you previously paid tax on the options or were subject to a special tax-qualified program, you may not receive a credit with regard to taxes previously paid and may lose the qualified status of the options as a result of the conversion of the Stellent options to options over Oracle stock.

You should consult your individual tax advisor as to the consequences of your decision as to when and whether to exercise any Stellent or Oracle stock options and other decisions related to your stock options.

Oracle Corporation

Q. Once my Stellent options have been converted into Oracle options, can I exercise them immediately?

A. In order to comply with U.S. federal securities laws, there will be a short period after the merger when you will not be able to exercise your options even though they are vested. This is because Oracle must file a Registration Statement on Form S-8 (the “S-8”) after the merger to register the option shares with the U.S. Securities and Exchange Commission. This S-8 will be filed soon after completion of the merger, after which you will be able to exercise your converted Oracle options in accordance with Oracle’s procedures to the extent they are otherwise vested and exercisable. Please remember that until the S-8 is filed, you will NOT be able to exercise your converted options that are vested.

If you reside outside the U.S., you may also experience a delay with regard to your ability to exercise options to the extent that the conversion of the option is considered a new offering of a security for which an exemption or filing under local securities laws is required.

Q. How will I know how many Oracle options I will have after the conversion of the options in the merger?

The exact Option Exchange Ratio and hence number of Oracle options will not be known until the closing of the merger. Additional information regarding options and accounts for options will be distributed at a later date.

Q. What happens to stock I acquired previously from exercising my options or under the ESPP?

A. If you currently hold Stellent stock, you should review the materials previously distributed to Stellent stockholders (which may have come from your broker) regarding the tender offer. You may also obtain these materials by calling Georgeson at 1-866-278-8674 or sending an email to orclinfo@georgeson.com.

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF STELLENT'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION, ORACLE SYSTEMS CORPORATION AND  STAR  ACQUISITION CORP. FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 2006 AND AS SUBSEQUENTLY AMENDED. STELLENT SHAREHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.  STELLENT STOCKHOLDERS MAY OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM ORACLE CORPORATION.